Exhibit 21

Subsidiaries of Registrant

Subsidiary	Jurisdiction of Organization

Immucor Medizinische Diagnostik GmbH	Germany

Immucor Italia S.p.A.	Italy

Immucor Diagnosticos Medicos Lda.	Portugal

Dominion Biologicals Limited	Canada

Immucor, S.L.	Spain

Immucor Gamma Benelux SPRL.	Belgium

Immucor K. K.	Japan

Immucor France S.A.S.	France

IBG Immucor Limited	United Kingdom

BioArray Solutions Limited	United States (Delaware)

Immucor India Private Ltd	India

Immucor Holdings Inc.	United States (Delaware)

Immucor GTI Diagnostics Holdings Company	United States (Delaware)

Immucor Transplant Diagnostics, Inc.	United States (Delaware)

Immucor GTI Diagnostics, Inc.	United States (Wisconsin)

Immucor LIFECODES BVBA	Belgium

GTI Diagnostics GmbH	Germany

Immucor GTI Diagnostics K.K.	Japan

The Company owns, directly or indirectly, 100% of each of the above entities.